July 1, 2019

VIA FEDERAL EXPRESS AND EDGAR

Julie Griffith

Dietrich King

Division of Corporation Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Codiak BioSciences, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-231100
CIK No. 0001659352

Dear Ms. Griffith and Mr. King:

Codiak BioSciences, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Company’s Registration Statement on Form S-1 (File No. 333-231100), initially filed with the Securities and Exchange Commission (“SEC”) on April 29, 2019, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately.

The Company is seeking withdrawal of the Registration Statement at this time due to market conditions. The Registration Statement has not been declared effective and no securities covered by the Registration Statement have been issued or sold. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Daniel A. Lang, Esq. of Goodwin Procter LLP, via email at dlang@goodwinlaw.com or via facsimile at (646) 558-4131. It is our understanding that this request will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this request will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney, Daniel A. Lang, Esq. at (212) 459-7095. Thank you for your assistance.

Very truly yours,

Codiak BioSciences, Inc.

By: /s/ Douglas E. Williams

Douglas E. Williams

Chief Executive Officer